1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 17, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(A) PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE

THAN 538,000,000 A SHARES IN THE PRC

(B) EGM AND CLASS MEETINGS

At the Board meeting held on 16 June 2016, the Board resolved to convene the EGM, the A Shareholders Class Meeting and H Shareholders Class Meeting to obtain the Shareholders’ approval for the Additional A Shares Issue.

The Company proposes to issue not more than 538,000,000 new A Shares, representing approximately 18.18% of the A Shares and approximately 10.95% of the total shares of the Company respectively, assuming that the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue. The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB8.33 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period). The Company intends to utilize the net Proceeds from the Additional A Shares Issue for the Projects.

As a result of the issue of new A Shares pursuant to the Additional A Shares Issue, the shareholding structure of the Company will change upon completion of the Additional A Shares Issue and as such, the Articles of Association will need to be amended to reflect the relevant changes. The Board will make necessary amendments to articles No.19, No.111, No.122, No.137, No.248 and No.249 of the Articles of Association after completion of the Additional A Shares Issue according to the authorization to be granted by the Shareholders. The exact amendments to the Articles of Association cannot be confirmed unless and until the Additional A Shares Issue has been completed.

It should be noted that in addition to the approvals being sought from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, the Additional A Shares Issue is also subject to the approval by the CSRC and the relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company when the Additional A Shares Issue materializes.

At the Board meeting held on 16 June 2016, the Board resolved to convene the EGM, the A Shareholders Class Meeting and H Shareholders Class Meeting to obtain the Shareholders’ approval for the Additional A Shares Issue.

1.	SHAREHOLDERS’ APPROVAL IN RESPECT OF THE ADDITIONAL A SHARES ISSUE

The Company proposes to issue not more than 538,000,000 new A Shares, representing approximately 18.18% of the A Shares and approximately 10.95% of the total shares of the Company respectively, assuming that the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue. The Company will seek a specific mandate in respect of the Additional A Shares Issue from the Shareholders which will be valid for a 12-month period from the passing of the relevant resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. The Additional A Shares Issue is subject to, among other things, the obtaining of the necessary approval from the CSRC. As at the date of this announcement, the Company has not made the relevant application to the CSRC and such formal application to the CSRC can only be made after obtaining the relevant approvals from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the Additional A Shares Issue will be determined in accordance with the approval from the CSRC.

The new A Shares under the Additional A Shares Issue are proposed to be issued to not more than ten specific investors, including securities investment fund management companies, securities companies, trust investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other qualified investors including domestic institutional investors and individual investors that meet the requirements of the CSRC. A securities investment fund management company subscribing through over two funds managed by it will be regarded as one subscriber. Trust investment companies may only pay the subscription price with their own funds.

The target subscribers will determined based on the prices offered by subscribers in the principle of price precedence after the Company obtains the approval in respect of the Additional A Shares Issue from the CSRC. A proposal will be submitted to the general meeting of the Company to authorize the Board to determine the specific target subscribers.

2.	GENERAL INFORMATION ON THE A SHARES ISSUE

2.1.	Class and nominal value of shares to be issued

The shares of the Company to be issued under the Additional A Shares Issue are A Shares with a nominal value of RMB1.00 per A Share.

2.2.	Method and time of issuance

All new A Shares under the Additional A Shares Issue will be offered to the specific target subscribers by way of non-public issuance, which shall be issued within six months from the date of obtaining the approval from CSRC in respect of the Additional A Shares Issue.

2.3.	Issue price and pricing principle

The price determination date of the new A Shares under the Additional A Shares Issue is the date of the announcement of the resolution at the 22nd meeting of the 6th session of the Board of the Company. The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB8.33 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period).

The basic issue price of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issue of such new A Shares. After the necessary approvals for the Additional A Shares Issue from the CSRC have been obtained and in accordance with the provisions of the relevant laws and regulations and the requirements from other regulatory authorities, the actual issue price will be determined by the Board pursuant to the authorization to be granted by the Shareholders in consultation with the sponsor (lead underwriter) and having regard to the market consultation.

The net price to the Company of each new A Share to be issued under the Additional A Shares Issue will be determined and disclosed upon completion of the Additional A Shares Issue and the determination of the relevant expenses incurred or to be incurred in relation to the Additional A Shares Issue in accordance with the requirements of the Listing Rules.

The closing price of H Shares as at the date of this announcement is HK$4.21 per H Share. The closing price of A Shares as at the date of this announcement is RMB8.84 per A Share.

2.4.	Number of new A Shares to be issued

The Company proposes to issue not more than 538,000,000 new A Shares (inclusive) with an aggregate nominal value of not more than RMB538,000,000, representing (i) approximately 10.95% of the total number of shares of the Company and approximately 18.18% of the total number of A Shares as at the date of this announcement assuming that the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue and (ii) approximately 9.87% of the total number of shares of the Company and approximately 15.38% of the total number of A Shares as enlarged by the number of new A Shares to be issued pursuant to the Additional A Shares Issue (assuming that the maximum number of 538,000,000 new A Shares are issued and subscribed for , the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue).

The maximum number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issue of such new A Shares. Within the abovementioned scope, the actual number of new A Shares to be issued will be determined by the Board pursuant to the authorisation to be granted by the Shareholders and in consultation with the sponsor (lead underwriter) and having regard to the market conditions at the time of issuance.

2.5.	Use of Proceeds

The amount of gross Proceeds is expected to be not more than RMB6,000,000,000. The Company intends to use such Proceeds (after deducting the issuance expenses) for the following purposes:

Intended use of proceeds	Total amount of capital required (RMB)	Proposed amount of Proceeds to be applied (RMB)
1. Acquisition of 52% equity interests in Jiutai Energy	1,840,240,000	1,800,000,000
2. Increase in the registered capital of Zhongyin Leasing	5,000,000,000	2,400,000,000
3. Repayment of bank loans	—	1,800,000,000

Total	—	6,000,000,000

The net Proceeds will not exceed the total amount of capital required by the Projects. In the event that the actual amount of Proceeds is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. Under the circumstance that the availability of Proceeds is inconsistent with implementation schedule of the Projects, the Company may first fund the Projects by other capital according to actual situations, which capital shall be exchanged with the Proceeds when they are available in compliance with requirements and procedures as prescribed by relevant laws and regulations.

2.6.	Lock-up period

The subscribers who subscribe for the new A Shares under the Additional A Shares Issue shall not dispose of any of such A Shares within a period of 12 months from the date of completion of issue of such A Shares (the “Lock-up Period”). The Company will apply for listing of and permission to deal in the new A Shares under the Additional A Shares on the Shanghai Stock Exchange after the expiration of the Lock-up Period.

2.7.	Arrangement relating to the accumulated undistributed profits

Upon completion of the Additional A Shares Issue, holders of the new A Shares, together with all existing Shareholders will be entitled to all undistributed profits of the Company prior to completion of the Additional A Shares Issue.

2.8.	Validity of resolution

The resolution regarding the Additional A Shares Issue will be valid for 12 months following the approval of the Additional A Shares Issue at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

2.9.	Place of Listing

The new A Shares to be issued under the Additional A Shares Issue will be listed and traded on the Shanghai Stock Exchange upon expiration of the Lock-up Period.

2.10.	Method of subscription

All new A Shares to be issued under the Additional A Shares Issue shall be subscribed for in cash.

3.	EFFECT OF THE ADDITIONAL A SHARES ISSUE ON THE COMPANY’S SHAREHOLDING STRUCTURE

The following table sets out the shareholding structure of the Company as at the date of this announcement and immediately after completion of the Additional A Shares Issue, assuming that 538,000,000 new A Shares in aggregate are issued under the Additional A Shares Issue, the Repurchase of H Shares is completed and no other change to the shareholding structure of the Company before completion of Additional A Shares Issue:

	As at the date of this announcement		Immediately after the completion of the Additional A Shares Issue
	Number of Shares in issue	% (approx.)	Number of Shares in issue	% (approx.)
A Shares
– existing A Shares	2,960,000,000	60.26%	3,498,000,000	64.18%
– new A Shares to be issued	—	—
H Shares	1,952,016,000	39.74%	1,952,016,000	35.82%
Total	4,912,016,000	100%	5,450,016,000	100%

4.	FUND RAISING IN THE PAST 12 MONTHS

The Company has not conducted any fund raising activity involving issue of equity securities in the period of 12 months preceding the date of this announcement.

5.	REASONS FOR AND BENEFITS OF THE ADDITIONAL A SHARES ISSUE

The Additional A Shares Issue will provide capital support for the Company’s long-term development, increase its profitability and improve its market position. After completion of the Additional A Shares Issue, part of the Proceeds will be utilized for the acquisition of 52% equity interest in Jiutai Energy and the control over Jiutai Energy will enable the Company to further optimize its allocation of resources in Shaanxi-Mongolia base, realize the synergetic development of coal and coal chemical industry, facilitate the clean and efficient exploitation and use of coal resources, improve the comprehensive competence of the Company and provide a solid foundation for the Company’s sustainable development. The increase in the registered capital of Zhongyin Leasing will improve the capital strength of the Company’s financial leasing business, satisfy the development requirement of Zhongyin Leasing to enlarge its scale of business and increase the competitive advantages, and increase the Company’s profitability to achieve industrial synergy and efficiency. At the same time, the Additional A Shares Issue will also optimize the capital structure of the Company, provide necessary capital condition to accomplish the Company’s development strategic plan, relieve the capital pressure of the Company, improve the Company’s financial condition and increase the Company’s capability to withstand risks.

Accordingly, the Directors (including the independent non-executive Directors) consider that the Additional A Shares Issue is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6.	PROPOSED AUTHORIZATION TO THE BOARD TO DEAL WITH MATTERS RELATING TO THE ADDITIONAL A SHARES ISSUE

For the purposes of the Additional A Shares Issue, a resolution will be proposed by the Board at the EGM to authorize the Board to deal with the matters relating to the Additional A Shares Issue at its full discretion.

The authorization proposed to be granted to the Board shall include without limitation:

(1)	To formulate and implement specific plans of the Additional A Shares Issue, including the time of issuance, the number of shares to be issued, the date of commencement and end of issuance and the issue price pursuant to laws, regulations and any other regulatory documents and the Articles of Association and subject to the requirements of securities regulatory authorities and the actual circumstance of the Company;

(2)	To determine and engage intermediaries such as sponsor, and to amend, supplement, sign, submit, report and execute each agreement and document related to the Additional A Shares Issue, including but not limited to underwriting and sponsor agreements and the equity transfer agreement related to the Projects;

(3)	To publish the notices of the EGM and the Class Meetings as appropriate and to make, amend and submit the application materials of the Additional A Shares Issue subject to requirements of securities regulatory authorities;

(4)	To deal with the lock-up and listing procedures of the Additional A Shares Issue on the Shanghai Stock Exchange after completion of the Additional A Shares Issue;

(5)	To amend corresponding articles of the Articles of Association in relation to the change of share capital of the Company as a result of the Additional A Shares Issue, and to deal with the increase in registered capital of the Company and the registration of changes with the relevant administration for industry and commerce bureau according to the result of the Additional A Shares Issue;

(6)	To adjust specific plans of the Projects within the scope of relevant resolutions as approved at the EGM and Class Meetings and subject to the requirements of relevant management authorities and the actual circumstance of the securities market;

(7)	To propose at the general meeting of the Company to authorise the Board to adjust the specific plans of the Additional A Shares Issue in the event that there is any change of the requirements of regulatory authorities or the regulations, policies or market conditions related to the Additional A Shares Issue, except for matters which must be re-voted by Shareholders at the general meeting according to relevant laws, administrative regulations, the Articles of Association and the requirements of regulatory authorities;

(8)	To deal with other matters related to the Additional A Shares Issue; and

(9)	The authorization will be effective for a period of 12 months commencing from the date on which it is approved at the EGM and Class Meetings.

7.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

As a result of the issue of new A Shares pursuant to the Additional A Shares Issue, the shareholding structure of the Company will change upon completion of the Additional A Shares Issue and as such, the Articles of Association will need to be amended to reflect the relevant changes. The Board will make necessary amendments to articles No.19, No.111, No.122, No.137, No.248 and No.249 of the Articles of Association after completion of the Additional A Shares Issue according to the authorization to be granted by the Shareholders. The exact amendments to the Articles of Association cannot be confirmed unless and until the Additional A Shares Issue has been completed.

8.	THE EGM AND CLASS MEETINGS

The Additional A Shares Issue will be subject to, among other things, the approval of the Shareholders at the EGM, the A Shareholders Class Meeting and H Shareholders Class Meeting by way of a special resolution. It is therefore proposed that the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting be convened to propose resolutions to vote, among other things, to approve the Additional A Shares Issue.

It should be noted that in addition to the approvals being sought from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, the Additional A Shares Issue is also subject to the approval by the CSRC and the relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company when the Additional A Shares Issue materializes.

DEFINITIONS

“A Shareholders”	holders of A Shares;

“A Shareholders Class Meeting”	the class meeting of A Shareholders to be convened to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“Additional A Shares Issue”	the proposed issue of not more than 538,000,000 new A Shares in the PRC, which shares are proposed to be listed and traded on the Shanghai Stock Exchange;

“Articles of Association”	the articles of association of the Company;

“Board”	the board of directors of the Company;

“Class Meetings”	the A Shareholders Class Meeting and the H Shareholders Class Meeting;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“CSRC”	China Securities Regulatory Commission;

“Director(s)”	directors of the Company;

“EGM”	the forthcoming extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue;

“H Shareholders”	holders of H Shares;

“H Shareholders Class Meeting”	the class meeting of H Shareholders to be convened to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“Jiutai Eenergy”	Jiutai Energy Inner Mongolia Co., Ltd. , a limited liability company incorporated in the PRC;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	The People’s Republic of China excluding, for the purpose of this announcement only, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

“Price Determination Date”	the date of the announcement of the resolution at the 22nd meeting of the 6th session of the Board of the Company posted on Shanghai Stock Exchange;

“Price Determination Period”	the period of 20 trading days of A Shares on the Shanghai Stock Exchange immediately prior to the Price Determination Date;

“Proceeds”	the proceeds raised from the Additional A Shares Issue

“Projects”	the various projects as described under the paragraph headed “Use of Proceeds” in this announcement to which the Proceeds are intended to be applied;

“Repurchase of H Shares”	According to the authorization of the shareholders meeting of the Company, the Company has made 3 H shares repurchase in December 2015, totaling 6,384,000 H shares. As at the date of this announcement, the cancelation of the abovementioned H paper shares have been completed in Central Registration Hong Kong Limited, but changes in registration domestically have not been completed. The Company will complete all the cancelation in Hong Kong regarding the repurchase of H shares after the completion of changes in registration domiestically;

“RMB”	Renminbi, the lawful currency of the PRC for the time being;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Sock Exchange of Hong Kong Limited;

“Zhongyin Leasing”	Zhongyin Financial Leasing Co., Ltd. , a limited liability company incorporated in the PRC and a subsidiary of the Company;

“%”	per cent.

By order of the Board Yanzhou Coal Mining Company Limited Chairman of the Board Li Xiyong

Zoucheng City, Shandong Province, the PRC

16 June 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC